RMS

18006669

SEC
Mail Processing
Section
MAR 01 2018
Washington DC
415

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68792

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Palazzo Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

145 West 57th Street, 17th Floor
(No. and Street)

NEW YORK (City) NY (State) 10019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William E. Rankel (917) 225-2478
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alpern, Nebbia & Associates, CPA, PA
(Name – *if individual, state last, first, middle name*)

375 Passaic Avenue, Ste 200 (Address) Fairfield (City) NJ (State) 07004 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BW

OATH OR AFFIRMATION

I, Philip Palazzo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Palazzo Securities, LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

2/21/18

Notary Public

REZWANUL KABEER SAJJAD
Notary Public - State of New York
NO. 01SA6329779
Qualified in Queens County
My Commission Expires Aug 31, 2019

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

375 Passaic Avenue
Suite 200
Fairfield, NJ 07004
973-808-8801
Fax 973-808-8804

ALPERIN, NEBBIA
& ASSOCIATES CPA PA

Steven J. Alperin, CPA
Vincent Nebbia, CPA
Jeffrey M. Seligmuller, CPA
Roger J. Hitchuk, CPA

Report of Independent Registered Public Accounting Firm

To the Member of Palazzo Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Palazzo Securities, LLC (the "Company") as of December 31, 2017, the related notes and schedules (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit also included assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2013.

Alperin, Nebbia & Associates, CPA, PA

Alperin, Nebbia & Associates, CPA, PA

Fairfield, New Jersey
February 19, 2018

Palazzo Securities, LLC
Statement of Financial Condition
December 31, 2017

Assets		
Cash and cash equivalents	$	9,466
Prepaid expenses		2,040
Receivables		210
Total assets	$	11,716
Liabilities and Member's Equity		
Liabilities		-
Commitments and contingencies		
Member's equity		11,716
Total liabilities and member's equity	$	11,716

See notes to the statement of financial condition.

Palazzo Securities, LLC
Notes to Statement of Financial Condition
December 31, 2017

Note A – Organization

Nature of Business
Palazzo Securities, LLC (the "Company") is a New York limited liability company whose sole member is P A Palazzo LLC (the "Parent"), a New York limited liability company. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company is engaged primarily in providing financial advisory services to business entities (and the buyers, investors and lenders to such entities) engaged in a variety of financial transactions.

Note B – Summary of Significant Accounting Policies

Basis of Presentation
The accompanying financial statements of the Company have been prepared on the accrual basis of accounting.

Use of Estimates
The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and the disclosure of contingencies in the financial statements. Actual results could differ from the estimates included in the financial statements.

Income Taxes
The Company is not subject to federal income taxes. All taxable income (loss) and tax credits are reported on the tax returns of the Parent company. The Parent has no open tax years subject to examination prior to December 31, 2014 and has not been subject to any significant income tax related penalties or interest for period presented in these financial statements. At December 31, 2017, the Company has not recognized any contingencies in the financial statements related to uncertain tax positions. There are no penalties or interest for the year ended December 31, 2017.

Subsequent Events
Subsequent events were evaluated through February 19, 2018 which is the date the financial statements were available to be issued.

Note C – Concentration

The Company maintains deposits in a financial institution that did not exceed the insured amount of $250,000 provided by the U.S. Federal Deposit Insurance Corporation (FDIC).

Note D – Related Party Transactions – Allocated Expenses

The Company and the Parent entered into administrative services agreements in a manner consistent with Securities and Exchange Commission (SEC) rules 15c3-17a-3, 17a-4 and 17a-5 and other relevant SEC and FINRA regulations and interpretations, whereas the Parent agrees to

pay certain of the administrative and other expenses relating to the operation of the Company and the Company will reimburse the Parent for such expenses. Under the current agreement, the Parent may forego payment from the Company and the Company may accept such debt forgiveness as additional capital contributions.

Note E – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2017, the Company had net capital of $9,466, which was $4,466 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.00 to 1.